August 3, 2018

Sonia Bednarowski
Anne Nguyen Parker
Division of Corporation Finance
Office of Transportation and Leisure
United States
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Ultimate Holdings Corp
Amendment No. 1 to Offering Statement on Form 1-A
Filed July 17, 2018
File No. 024-10813

RE: Form RW-Withdrawal of Request for Accelerated Effectiveness of Registration
Dear Ms. Bednarowski;
Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Act"), Ultimate Holdings Corp File No:  024-10813 (the "Company") hereby respectfully requests that the Securities and Exchange Commission ("SEC") consent to the withdrawal, effective as of the date hereof, of the Company's first Request for Accelerated Effectiveness of Registration dated July 17, 2018.
The Company requests withdrawal of the Request for Accelerated Effectiveness of Registration due to an error in the timing of filing the request.
If you have any questions regarding this application for withdrawal, please call Elaine A . Dowling, Esq. the Company's counsel at (702) 724-2636.

Regards,
/s/ William Rieser
William Rieser
President and Director
Ultimate Holdings Corporation